UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

_____________________________________

Alchemy Investments Acquisition Corp 1
(Name of Issuer)

Class A ordinary shares, par value, $0.0001 per share
(Title of Class of Securities)

G0232F109
(CUSIP Number)

October 31, 2024
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Alchemy DeepTech Capital LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,413,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,413,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,413,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 75.3%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) The reported amount includes one Class B ordinary share (“Class B Share”), which is convertible on a one-for-one basis into one Class A Share (“Class B Shares”) at any time at the option of the holder, or automatically upon the consummation of the initial business combination.

(2) Calculated based on the fully diluted capitalization of the Issuer, including (i) 4,532,462 Class A Shares outstanding as of November 14, 2024, as reported on the Issuer’s Form 10-Q, filed on November 14, 2024, and (ii) one Class A Shares issuable in connection with the conversion of one Class B Share.

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1.	Names of Reporting Persons VAM Partners LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,413,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,413,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,413,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 75.3%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) The reported amount includes one Class B ordinary share (“Class B Share”), which is convertible on a one-for-one basis into one Class A Share (“Class B Shares”) at any time at the option of the holder, or automatically upon the consummation of the initial business combination.

(2) Calculated based on the fully diluted capitalization of the Issuer, including (i) 4,532,462 Class A Shares outstanding as of November 14, 2024, as reported on the Issuer’s Form 10-Q, filed on November 14, 2024, and (ii) one Class A Shares issuable in connection with the conversion of one Class B Share.

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Item 1(a).	Name of Issuer

Alchemy Investments Acquisition Corp 1 (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

850 Library Avenue, Suite 204-F

Newark, DE, 19711

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Alchemy DeepTech Capital LLC (“Alchemy DeepTech”); and
(ii)	VAM Partners LLC (“VAM”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence

c/o Alchemy Investments Acquisition Corp 1

850 Library Avenue, Suite 204-F

Newark, DE, 19711

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A Shares, par value $0.0001 per share.

Item 2(e).	CUSIP Number

G0232F109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

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(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

All calculations reported herein are based upon the fully diluted capitalization of the Issuer, including (i) 4,532,462 Class A Shares outstanding as of November 14, 2024, as reported on the Issuer’s Form 10-Q, filed on November 14, 2024, and (ii) one Class A Share that will be issuable in connection with the conversion of one Class B Share held directly by Alchemy DeepTech.

VAM is the managing member of Alchemy DeepTech and in such capacity may be deemed to beneficially own the reported securities. The filing of this statement shall not be construed as an admission that the Reporting Persons or any of the foregoing are the beneficial owners of any of the securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2024

Alchemy DeepTech Capital LLC

By VAM Partners LLC, its managing member

By:	/s/ Mattia Tomba
Name: Mattia Tomba
Title: Manager

VAM Partners LLC

By:	/s/ Mattia Tomba
Name: Mattia Tomba
Title: Manager

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